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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __________)*

Remote Dynamics, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

75962A105

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

CUSIP No. 75962A105	SCHEDULE 13G

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HFS Minorplanet Funding LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

             Not applicable.

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

	5.	Sole Voting Power
		0
Number of	6.	Shared Voting Power
Shares		689,655
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		0
Person
With:	8.	Shared Dispositive Power
		689,655

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 689,655

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not applicable.

11.	Percent of Class Represented by Amount In Row (9) 9.1

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 75962A105	SCHEDULE 13G

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HFS Capital Private Equity Fund LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

              Not applicable.

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

	5.	Sole Voting Power
		689,655
Number of	6.	Shared Voting Power
Shares		0
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		689,655
Person
With:	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 689,655

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not applicable.

11.	Percent of Class Represented by Amount In Row (9) 9.1

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 75962A105	SCHEDULE 13G

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HFS Ventures II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

             Not applicable.

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

	5.	Sole Voting Power
		0
Number of	6.	Shared Voting Power
Shares		689,655
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		0
Person
With:	8.	Shared Dispositive Power
		689,655

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 689,655

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not applicable.

11.	Percent of Class Represented by Amount In Row (9) 9.1

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 75962A105	SCHEDULE 13G

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Stephen CuUnjieng

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

             Not applicable.

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

	5.	Sole Voting Power
		0
Number of	6.	Shared Voting Power
Shares		689,655
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		0
Person
With:	8.	Shared Dispositive Power
		689,655

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 689,655

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not applicable.

11.	Percent of Class Represented by Amount In Row (9) 9.1

12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer:

Remote Dynamics, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1155 Kas Drive
Suite 100
Richardson, Texas 75081

Item 2.

(a)	Name of Person Filing:

HFS Minorplanet Funding LLC
HFS Capital Private Equity Fund LLC
HFS Ventures II, LLC
Stephen CuUnjieng

(b)	Address of Principal Business Office or, if none, Residence:

8300 Greensboro Drive
Suite 800
McLean, VA 22102

(c)	Citizenship:

HFS Minorplanet Funding LLC — United States
HFS Capital Private Equity Fund LLC — United States
HFS Ventures II, LLC — United States
Stephen CuUnjieng — United States

(d)	Title of Class of Securities:
Common stock, par value $0.01 per share (the “Common Stock”)

(e)	CUSIP Number:
75962A105

Item 3.

Not applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

HFS Minorplanet Funding LLC — 689,655

(b) Percent of class:

HFS Minorplanet Funding LLC — 9.1%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote — 0

(ii) Shared power to vote or to direct the vote — 689,655

(iii) Sole power to dispose or to direct the disposition of — 0

(iv) Shared power to dispose or to direct the disposition of — 689,655

HFS Capital Private Equity Fund LLC:

Because HFS Capital Private Equity Fund LLC is the managing member of HFS Minorplanet
Funding LLC, pursuant to Rule 13d-3, as of January 12, 2005, HFS Capital Private Equity
Fund LLC may be deemed to be the beneficial owner of 689,655 shares of Common Stock, or
9.1% of the total outstanding shares of Common Stock on that date, consisting of the shares owned by HFS Minorplanet Funding LLC. Because of this relationship, HFS Capital
Private Equity Fund LLC may be deemed to have sole voting and dispositive power over the
689,655 shares of Common Stock, or 9.1% of the total outstanding shares of Common Stock.

HFS Ventures II, LLC:

Because HFS Ventures II, LLC is the managing member of HFS Capital Private Equity Fund
LLC, pursuant to Rule 13d-3, as of January 12, 2005, HFS Capital Private Equity Fund LLC
may be deemed to be the beneficial owner of 689,655 shares of Common Stock, or 9.1% of the total outstanding shares of Common Stock on that date, consisting of the shares beneficially owned by HFS Capital Private Equity Fund LLC. Because of this relationship,
HFS Ventures II, LLC may be deemed to have shared voting and dispositive power over the
689,655 shares of Common Stock, or 9.1% of the total outstanding shares of Common Stock.

Stephen CuUnjieng:

Because Stephen CuUnjieng is the sole member of HFS Ventures II, LLC, pursuant to Rule
13d-3, as of January 12, 2005, Stephen CuUnjieng may be deemed to be the beneficial owner of 689,655 shares of Common Stock, or 9.1% of the total outstanding shares of
Common Stock on that date, consisting of the shares beneficially owned by HFS Ventures
II, LLC. Because of this relationship, Stephen CuUnjieng may be deemed to have shared voting and dispositive power over the 689,655 shares of Common Stock, or 9.1% of the total outstanding shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005

HFS Minorplanet Funding LLC
By:	/s/ Stephen CuUnjieng
Name:	Stephen CuUnjieng
Title:	Managing Member
HFS Capital Private Equity Fund LLC, Managing Member

HFS Capital Private Equity Fund LLC
By:	/s/ Stephen CuUnjieng
Name:	Stephen CuUnjieng
Title:	Managing Member
HFS Ventures II, LLC, Managing Member

HFS Ventures II, LLC
By:	/s/ Stephen CuUnjieng
Name:	Stephen CuUnjieng
Title:	Sole Member

By:	/s/ Stephen CuUnjieng
Name:	Stephen CuUnjieng